February 4, 2010

Mail Stop 3010

Mr. Michael West
Chief Executive Officer
Medical Billing Assistance, Inc.
16325 East Dorado Ave.
Centennial, CO 80111

       RE: **Medical Billing Assistance, Inc.**
                  Form 10-K for the period ended December 31, 2008
                  Filed April 7, 2009
                  File No. 0-53012

Dear Mr. West:

We have reviewed your response letter dated January 26, 2010 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your next amendment, please include all of the agreed upon disclosures to be included in future filings.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 24

2. We note your response to prior comment 4 and reissue our comment. Please provide a discussion of each indicator in your response and tell us the terms of your sale transactions. Also, describe a typical transaction in full and how you determined that you are the primary obligor. Clarify if you take orders before you take title to the product you are selling. Tell us your return policy, if applicable, and clarify if you will take title to the product if it is returned. Also tell us if you have the right to return unsold inventory to your supplier.

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 26

3. We have reviewed your revised disclosure in response to prior comment 6 and reissue our comment. We note that your disclosure still states that 'we concluded'. Please file an amendment to revise your disclosure to clearly state, if true, that your 'principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of December 31, 2008'.

Management's Annual Report on Internal Control Over Financial Reporting, page 26

4. We have reviewed your revised disclosure in response to prior comment 7 and reissue our comment in its entirety. We note that your disclosure still states that 'management has concluded, as of December 31, 2008, we did maintain effective control over the financial reporting process'. Please file an amendment to revise your conclusion regarding the effectiveness of your internal control over financial reporting in accordance with the requirements of paragraph (a)(3) of Item 308 of Regulation S-K. Please clearly state whether or not 'internal control over financial reporting was effective'.

Form 10-Q for the quarter ended September 30, 2009

Item 2. Management's Discussion and Analysis and Plan of Operation

Results of Operations, page 11

5. We have reviewed your response to prior comment 8. In future filings please clarify, if applicable, that the revenues earned during the period were opportunistic in nature and resulted from activities that are not part of your intended business plan

    Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

                            Sincerely,

                            Jessica Barberich
                            Assistant Chief Accountant